601 Lexington Avenue
New York, New York 10022

Joshua N. Korff To Call Writer Directly: (212) 446-4943 jkorff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

March 31, 2014

Via EDGAR

Mr. Max A. Webb
Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Zoe’s Kitchen, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed on March 24, 2014

File No. 333-194457

Dear Mr. Webb:

On behalf of our client Zoe’s Kitchen, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on March 10, 2014, as amended by Amendment No. 1 to the Registration Statement, filed on March 24, 2014, (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on December 27, 2013, as amended by Amendment No. 1 to the Registration Statement, dated as of February 11, 2014.

This amendment reflects certain revisions to the Registration Statement in response to conversations with the Staff and the comment letter to Mr. Jason Morgan, the Chief Financial Officer of the Company, dated March 27, 2014, from the staff of the Commission (the “Staff”).  In addition, this amendment updates certain of the disclosures contained in the Registration Statement.  The numbered paragraphs below set forth the Staff’s comments together with our

Chicago      Hong Kong      London      Los Angeles      Munich      Palo Alto      San Francisco      Shanghai      Washington, D.C.

responses.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

The Offering, page 10

1.                                      Staff’s comment:  We note from your revised disclosures in response to our prior comment 4 you intend to issue stock options to certain officers, directors, employees and consultants in connection with this offering and that half will vest immediately upon completion of this offering.  In this regard, as previously requested in comment 38 of our letter dated January 24, 2014, please revise MD&A to disclose the amount of compensation cost that will be recognized from the issuance of such stock options at the time of your initial public offering.  Furthermore, in addition to disclosing the nature and terms, your revised disclosure should include the assumptions used in determining the fair value of such stock options.  Please provide us with your calculation of the amount recognized.

Response:  In response to the Staff’s comment, the Company has revised page 72 of the Registration Statement. In addition, the Company will provide its calculations to the Commission on a supplemental basis.

Critical Accounting Policies and Estimates, page 68

Equity-based Compensation, page 71

2.                                      Staff’s comment:  For equity-based awards granted in 2012 and subsequent periods that will be converted to restricted shares upon completion of this offering, please disclose the amount of compensation expense that will be recognized immediately at the time of the initial public offering and the term (i.e. vesting) over which the remainder is expected to be recognized.  As previously requested in comment 36 of our letter dated January 24, 2014, please provide us with your calculation of the amount to be recognized.

Response:  In response to the Staff’s comment, the Company has revised page 72 of the Registration Statement. Additionally, the Company will provide its calculations to the Commission on a supplemental basis.

Exhibit 10.2

3.                                      Staff’s comment:  We note your response to our prior comment 6 and reissue.  Please file all of the schedules and exhibits to this agreement.

Response:  In response to the Staff’s comment, the Company has refiled Exhibit 10.2 to the Registration Statement with all of the schedules and exhibits to this agreement.

Exhibit 10.6

4.                                      Staff’s comment:  There are two exhibits marked Exhibit D attached to this agreement and no Exhibit C.  Please revise or advise.

Response:  In response to the Staff’s comment, the Company has refiled Exhibit 10.6 to the Registration Statement.

Exhibit 10.8

5.                                      Staff’s comment:  Please file Exhibit C to this agreement.

Response:  In response to the Staff’s comment, the Company has refiled Exhibit 10.8 to the Registration Statement.

Conversations with the Staff

In response to the Company’s conversations with the Staff, below please find the Company’s responses:

Our Strengths

1.             Staff’s comment:  On page 2, where you talk about our strengths, it says “we believe the following strengths differentiate us from competitors,” we’d like you to remove “from competitors.”

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement and elsewhere as appropriate.

Our Growth Strategies

2.             Staff’s comment:  In “Our Growth Strategies” on page 5 it talks about “we plan to execute the following strategies to continue to enhance our brand awareness and grow our revenue and profitability,”  we’d like you to change “grow our profitability” since the Company has net losses to maybe “achieve profitability,” something along those lines.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Registration Statement and elsewhere as appropriate.

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In addition, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4943.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:	Jason Morgan
Zoe’s Kitchen, Inc.

Michael Kim, Esq.
Kirkland & Ellis LLP